June 13, 2005

VIA EDGAR
Division of Corporation Finance
Office of Mergers & Acquisitions
Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C. 20549-0303
Attention:   Neal Miller
             Barbara C. Jacobs

Re:    Scientific Games Corporation

       Registration Statement on Form S-4
       Filed April 15, 2005
       Registration No. 333-124106

       Registration Statement on Form S-3
       Filed on April 15, 2005
       Registration No. 333-124107

       Form 10-K Annual Report for the Year Ended December 31, 2004
       Filed on March 16, 2005
       Form 10-Q Quarterly Report for the Quarterly Period Ended March 31, 2005
       Filed on May 10, 2005
       Registration No. 0-13063
       ------------------------

Ladies and Gentlemen:

         On behalf of Scientific Games Corporation (the "Company"), we provide the Company's response to the comment letter dated May 13, 2005 received from the Division of Corporation Finance, Office of Mergers & Acquisitions, of the
Securities and Exchange Commission relating to the above-captioned Registration
Statements on Form S-4 ("S-4") and Form S-3 ("S-3"), the Form 10-K Annual Report
for the Year Ended December 31, 2004 ("Form 10-K") and the Form 10-Q for the
Quarterly Period Ended March 31, 2005 ("Form 10-Q").

         For ease of reference, the comments have been reproduced along with the
Company's responses. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the comment letter.

REGISTRATION STATEMENT ON FORM S-3
----------------------------------

Cover Page
----------

1.       COMMENT: Please disclose the total number of shares of common stock issuable upon conversion of the subordinated debentures. See Item
         501(b)(2) of Regulation S-K.

         RESPONSE: The cover page has been revised in response to this comment.

Selling Securityholders, pages 75-90
------------------------------------

2.       COMMENT: We note you are registering the resale of $275 million in convertible senior subordinated debentures and 9,450,183 shares of common stock issuable upon conversion of the debentures, but your selling securityholder table on pages 76-80 allocates only 9,097,356 shares to specific selling securityholders. Please revise to identify those selling securityholders owning the remaining 352,827 shares, or
         3.73% of this offering, issuable upon conversion of the debentures.
         Item 507 of Regulation S-K requires you to identify each selling securityholder for whose account the securities are being registered are to be offered. As you know, some aggregation of selling securityholder disclosure on a group basis is permissible, but only where the collective holdings of the group is less than 1% of the class of applicable securities prior to the offering. For guidance, please refer to Item 507 of Regulation S-K and Interpretation I.59 of the July
         1997 manual of publicly available Division of Corporation Finance telephone interpretations.

         RESPONSE: The Prospectus has been revised in response to this comment.
         Please see pages 76 to 93 of the S-3.

3.       COMMENT: We note the first asterisk [*] following the footnotes to your selling securityholder table on page 90 states that other selling securityholders may be identified at a later date. Please note all selling shareholders must be identified prior to effectiveness, subject to the limited exception referenced in our second comment.

         RESPONSE: The Prospectus has been revised in response to this comment.
         Please see page 93 of the S-3.

4.       Comment: We further note the paragraph following the first asterisk [*]
         on page 90 states that certain of your selling securityholders are broker-dealers or affiliates of broker-dealers. Please revise to footnote which selling securityholders are broker-dealers or affiliates of broker-dealers. Further, tell us whether those selling
         securityholders, who are broker-dealers, received their securities as compensation for underwriting activities. Please revise to disclose, if true, that Bear Stearns & Co., Inc. and JP Morgan Securities are registering shares for resale that were acquired for investment banking services in the 144A transaction private placement in December 2004.

         RESPONSE: The Prospectus has been revised in response to this comment.
         Please see page 93 of the S-3.

Plan of Distribution, pages 91-92
---------------------------------

5.       COMMENT: On page 91, you indicate that selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the debentures or the underlying common stock and "deliver these securities" to close out

         short positions. Please refer to Interpretation A.65 of the July 1997 manual of publicly available Division of Corporation Finance telephone interpretations. Confirm to us that each of the selling security holders is aware of the referenced telephone interpretation.

         RESPONSE: The Company has sent a notice to each of the selling securityholders named in the S-3 regarding Interpretation A.65 of the
         July 1997 manual of publicly available Division of Corporation Finance telephone interpretations.

REGISTRATION STATEMENTS ON FORMS S-3 AND S-4
--------------------------------------------

General
-------

6.       COMMENT: Please revise the summary of each registration statement to briefly disclose that you are registering two concurrent offerings and the nature and purpose of the other registration statement.

         RESPONSE: Each Prospectus has been revised in response to this comment.
         Please see page 6 of the S-3 and page 6 of the S-4.

Risk Factors
------------
Risk Factors Relating to Our Business
-------------------------------------

7.       COMMENT: Please revise this section of each registration statement to provide risk factor disclosure specifically detailing the risks to investors of the material weakness(es) in your internal controls over financial reporting and your ineffective disclosure controls and procedures.

         RESPONSE: Each Prospectus has been revised in response to this comment.
         Please see page 23 of the S-3 and page 23 of the S-4.

Incorporation by Reference
--------------------------

8.       COMMENT: Please revise your disclosure on page ii of the Form S-3 and page iii of your Form S-4 to specifically incorporate by reference your amended Form 10-K filed on May 2, 2005 and your Form 10-Q filed on May
         10.

         RESPONSE: Each Prospectus has been revised in response to this comment.
         Please see page ii of the S-3 and page iii of the S-4.

9.       COMMENT: Please clarify whether Mr. Laird also is signing in the capacity of Scientific Games' principal accounting officer or controller. See Instructions to Signatures to Forms S-3 and S-4.

         RESPONSE: The signature pages of the S-3 and S-4 have been revised in response to this comment. Please see page II-9 of the S-3 and page
         II-10 of the S-4.

Exhibit 5.1 Opinion of Counsel
------------------------------

10.      COMMENT: We note you have not yet filed your opinions of counsel.
         Please note we will need adequate time to review the opinions once filed and may have further comment.

         RESPONSE: The opinions of counsel are filed with Amendment No. 1 to each of the S-3 and the S-4.

FORM 10-K, ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2004, FILED ON
-----------------------------------------------------------------------
MARCH 16, 2005
--------------

Report of Independent Registered Public Accounting Firm, page 57
----------------------------------------------------------------

11.      COMMENT: Please amend your Form 10-K to include a signed report identifying the registered public accounting firm. Refer to Rule
         2-02(a) of Regulation S-X.

         RESPONSE: The Form 10-K will be amended to include a signed report of
         Deloitte & Touche LLP.

Item 9A. Controls and Procedures, pages 115-116
-----------------------------------------------

12.      COMMENT: We note your statement in the first paragraph of this section that your disclosure controls and procedures were not effective as of the end of December 31, 2004 in alerting your CEO and CFO in a timely fashion to all material information required to be included in your periodic reports. Please explain your "in a timely fashion" statement.

         RESPONSE: The statement "in a timely fashion" was meant to indicate that the Company's disclosure controls and procedures were not effective in assuring that the CEO and CFO would be alerted prior to the end of the reporting period to all material information required to be included in the Company's periodic reports. The Form 10-K will be amended in response to this comment. Please see draft Item 9A attached hereto.

13.      COMMENT: We note your disclosure regarding ineffective disclosure controls and procedures because of a material weakness was identified in the design of your internal controls and procedures. We also note how management believes the adjustment made for your minority equity interest in an unincorporated Italian consortium, along with certain other adjustments, were material to the financial statements. With a view to disclosure, please advise us as to the following:

         o  What impact did the accounting treatment of the Italian consortium alone have on management's conclusions concerning the effectiveness of your controls and procedures versus in conjunction with "certain other adjustments related to non-routine and complex accounting matters";

         o  What "certain other adjustments related to non-routine and complex accounting matters" are you referring to in your disclosure; and

         o  Why management believes the effect of the items on the Company's reported financial results for prior periods were not material, as disclosed on page 35, when the disclosure controls and procedures conclusion specifies these items to be material.

         RESPONSE: The incorrect accounting for the Italian joint venture alone was sufficient to lead management to conclude that a material weakness in the design of internal controls over the accounting for non-routine and complex transactions existed at December 31, 2004. The reference to
         "certain other adjustments related to non-routine and complex accounting matters" refers to the accounting treatment of a November
         2004 minority investment in a joint venture partner's common stock, which the Company had initially classified as an available for sale equity security for which a change in fair value would be recorded, but which was later determined to be a restricted security

         which did not qualify for such treatment. In management's view, that also indicated that a deficiency in the design of internal controls over the accounting for non-routine and complex transactions existed at
         December 31, 2004.

         Management concluded that the financial effect of the identified items was not material, individually or in the aggregate, on the Company's reported results for periods prior to the fourth quarter of 2004. The identified items were, however, material in the aggregate to the fourth quarter of 2004.

         Please see the disclosure in draft Item 9A attached hereto.

14.      COMMENT: Please revise your Form 10-K disclosure to clarify the following:

         o  The changes made in your controls and procedures as a result of your assessment;

         o  The specific areas of controls and procedures in need of further improvement and associated timeframe;

         o  Whether there have been any material expenditures associated with the improvement in your controls and procedures;

         o  Whether Scientific Games or your independent accountants identified the areas needing improvement and how they were discovered; and

         o  The impact, if any, on your financial statements.

         RESPONSE: The Form 10-K will be revised in response to this comment.
         Please see draft Item 9A attached hereto.

15.      COMMENT: We note your statement on page 116 referring to a material weakness and your disclosure that "other than set forth above, there were no changes in our internal control over financial reporting ...".
         Please revise to clearly identify the change in internal control over financial reporting. See Item 308(c) of Regulation S-K.

         RESPONSE: The Form 10-K will be revised in response to this comment.
         Please see draft Item 9A attached hereto.

Exhibit 31.1 and 31.2 Section 302 Certifications
------------------------------------------------

16.      COMMENT: In paragraphs 4 and 5 of your certifications you refer to other certifying officer's". As such, it appears that you are referring to more than one other certifying officer. Please revise or explain.

         RESPONSE: The certifications will be revised in response to this comment. Please see draft Exhibits 31.1 and 31.2 attached hereto.

17.      COMMENT: Your certifications do not conform to the certification language specified by Item 601(b)(31)(i) in that there are statements regarding your material weakness in the design of your internal controls. Please revise. See Securities Act Release No. 33-8238.

         RESPONSE:The certifications will be revised in response to this comment. Please see drafts of Exhibits 31.1 and 31.2 attached hereto.

FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2005
----------------------------------------------

18.      COMMENT: Please consider the comments above and revise your Form 10-Q disclosure to the extent applicable.

         RESPONSE: Item 4 of the Form 10-Q will be revised in response to the comments. Please see draft Item 4 attached hereto.

                                    * * * * *

         If you have any questions or comments regarding the responses set forth herein, please do not hesitate to contact me at (212)715-9222.

Respectfully submitted,

/s/ Shari K. Krouner

                                                                           DRAFT

ITEM 9A.  DISCLOSURE CONTROLS AND PROCEDURES

         As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the
effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). Based
upon that evaluation, our Chief Executive Officer and our Chief Financial
Officer concluded that our disclosure controls and procedures are not effective in alerting them prior to the end of a reporting period to all material information required to be included in our periodic filings with the SEC because we identified the following material weakness in the design of internal controls over financial reporting: We concluded that we had insufficient personnel resources and technical accounting expertise within the accounting function to resolve non-routine or complex accounting matters, such as the treatment of the
Italian consortium referred to below. This deficiency was identified during the year end audit process and represents a material weakness in the design of our internal controls.

         During 2004, we held a minority equity interest in an incorporated
Italian consortium (which was formed in 2003 and began operations in mid-2004)
that was accounted for under the cost basis of accounting. Subsequent to year end, our registered independent public accountants called to our attention the correct application of generally accepted accounting principles for our 20%
equity interest in an entity of that type. We then determined that our pro-rata share of losses of the consortium in 2004 should have been recognized using the equity method of accounting. An adjustment for this matter along with certain other adjustments related to certain non-routine or complex accounting matters, which in the aggregate were material to the financial statements, were necessary to fairly present the financial statements for the year ended December 31, 2004 in accordance with generally accepted accounting principles in the United
States.

         We are in the process of remediating this weakness. Subsequent to
December 31, 2004, we changed the design of internal controls over non-routine and complex accounting matters through the re-assignment of responsibilities for certain accounting personnel, the identification of outside resources that we can consult with on complex issues and the formation of two committees which are now responsible for reviewing all non-routine and complex accounting matters and preparing formal reports on their conclusions. We are continuing to evaluate additional controls and procedures which we can implement and may add additional accounting personnel during fiscal 2005. We do not anticipate that the cost of this remediation effort will be material to our financial statements.

         The above identified material weakness in internal control is deemed to be a material change in our internal control over financial reporting during the quarter ended December 31, 2004.

         The report called for by Item 308(a) of Regulation S-K is included herein as "Management's Report on Internal Control Over Financial Reporting,"
included in Item 8 in this Form 10-K.

         The attestation report called for by Item 308(b) of Regulation S-K is included herein as "Report of Independent Registered Public Accounting Firm on
Internal Control Over Financial Reporting," included in Item 8 in this Form
10-K.

                                                                         DRAFT

                                                                    EXHIBIT 31.1

Certification by Chief Executive Officer Pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, A. Lorne Weil, Chairman and Chief Executive Officer of the Company, certify that:

         1. I have reviewed this annual report on Form 10-K of Scientific Games
Corporation;

         2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

         3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

         4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in
Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the
registrant and have:

            (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

            (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

            (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

            (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;
and

         5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

            (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

            (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2005

------------------------------------
A. Lorne Weil
Chairman and Chief Executive Officer

                                                                          DRAFT

                                                                    EXHIBIT 31.2

Certification by Chief Financial Officer Pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, DeWayne E. Laird, Vice President and Chief Financial Officer of the Company,
certify that:

         1. I have reviewed this annual report on Form 10-K of Scientific Games
Corporation;

         2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

         3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

         4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in
Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the
registrant and have:

            (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

            (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

            (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

            (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;
and

         5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

            (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

            (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2005

-----------------
DeWayne Laird
Vice President and Chief Financial Officer

                                                                           DRAFT

ITEM 4.  CONTROLS AND PROCEDURES

         As previously reported in our Annual Report on Form 10-K for the year ended December 31, 2004, we concluded that, as of December 31, 2004, our disclosure controls and procedures were not effective in alerting management prior to the end of a reporting period to all material information required to be included in our periodic filings with the SEC because we identified that we had a material weakness in the design of internal controls over financial reporting because we had insufficient personnel resources and technical accounting expertise within the accounting function to resolve non-routine or complex accounting matters, such as the treatment of our minority equity interest in an incorporated Italian consortium in 2004.

         As of March 31, 2005, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief
Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in
Exchange Act Rules 13a-15(e) and 15d-15(e)). Based upon that evaluation, we concluded that our disclosure controls and procedures are still not effective in alerting management prior to the end of a reporting period to all material information required to be included in our periodic filings with the SEC because, although we have implemented remediations designed to address the previously identified material weakness in the design of internal controls over financial reporting, such changes have not been in effect for a sufficient period of time to allow for testing and validation. Therefore, we continue to identify that we had a material weakness in the design of internal controls over financial reporting.

         We are in the process of remediating this weakness. Subsequent to
December 31, 2004, we changed the design of internal controls over non-routine and complex accounting matters through the re-assignment of responsibilities for certain accounting personnel, the identification of outside resources that we can consult with on complex issues and the formation of two committees which are now responsible for reviewing all non-routine and complex accounting matters and preparing formal reports on their conclusions. We are continuing to evaluate additional controls and procedures which we can implement and may add additional accounting personnel in fiscal 2005. We do not anticipate that the cost of this remediation will be material to our financial statements.

         The change in the design of internal controls over non-routine and complex accounting matters, as discussed above, is deemed to be a change in our internal control over financial reporting during the quarter ended March 31,
2005 that could have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.